La Perla Puerto Rican Cuisine
Statement of Cash Flows
January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	50,136.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Food Inventory	-804.69
CREDIT CARD (deleted)	-1,284.65
WF Credit Card 1873	122.39
Bluevine Loan	961.53
Employee Tips Payable	0.00
Fora Loan	0.00
Sales Tax Agency Payable	0.00
Sales Tax Agency Payable:Sales Tax Payable	-24,708.27
Square Loan	3,333.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 22,380.35
Net cash provided by operating activities	$ 27,756.51
FINANCING ACTIVITIES	
Member 1 Draws	-22,771.80
Net cash provided by financing activities	-$ 22,771.80
Net cash increase for period	$ 4,984.71
Cash at beginning of period	1,519.94
Cash at end of period	$ 6,504.65